STEVENS & LEE

LAWYERS & CONSULTANTS

111 North 6th Street

P.O. Box 679

Reading, PA 19603-0679

(610) 478-2000 Fax (610) 376-5610

www.stevenslee.com

Direct Dial:	(610) 478-2184
Email:	dws@stevenslee.com
Direct Fax:	(610) 988-0815

October 19, 2012

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561

Re:	First Priority Financial Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed September 20, 2012

File No. 333-183118

Dear Mr. Windsor:

We are responding to your letter, dated October 4, 2012, relating to the aforementioned Registration Statement of First Priority Financial Corp. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.

Unaudited Pro Forma Combined Consolidated Financial Information, page 21

1.	The interest income relating to the use of proceeds should not be presented on the face of the pro forma consolidated statement of income but can be reflected in the notes to the pro forma financial statements. Please revise pro forma Note (8) accordingly.

The Company has revised the pro forma Note (8) on page 28 of Amendment No. 2 to the S-4 as requested by the Staff. The Company has also revised certain information in the pro forma financial tables on pages 22, 24, 25 and 29 to reflect the revised disclosure.

The Merger, page 38

2.	In the materials submitted in response to prior comment 11, it appears that First Priority provided material, non-public, information to Affinity and its advisor, and that Affinity similarly provided material, non-public, information to First Priority and its advisor. Revise the S-4 to adequately disclose the material non-public information, including earnings

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Williamsport    •    Wilkes-Barre    •     Princeton    •    Cherry Hill    •    New York    •    Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE LAWYERS & CONSULTANTS

Mr. Christian Windsor
Securities and Exchange Commission
October 19, 2012
Page 2

expectations and loan quality assessments, that was provided from one merger party to the other. Alternatively, please provide your analysis as to why this information does not represent material, non-public information.

The Company has revised the disclosure beginning on page 60 of Amendment No. 2 to the S-4 to adequately disclose the material non-public information that was provided from one merger party to the other as requested by the Staff.

First Priority’s Reasons for the Merger, page 42

3.	Revise this section to discuss whether First Priority’s board considered the fact that Affinity’s loan quality measures lagged those of the comparable transactions identified by Griffin. If the board did consider this factor, please clarify how it impacted their determination to agree to the resulting ownership percentages.

The Griffin presentation materials dated May, 23, 2012, present “Comparable Transactions in the Eastern United States – Targets”. Although the loan quality measures for certain institutions in the identified transactions are better than those of Affinity, on average, the loan quality measures for the identified institutions are worse than those of Affinity (the mean and median ratio of non-performing assets to total assets for the target institutions is approximately 3.2%, as compared to the same ratio for Affinity of 1.8%). Comparative loan quality measures were not contained in the Griffin presentation materials, and the First Priority Board did not specifically consider the comparative loan quality measures of Affinity in relation to the identified comparable transactions.

4.	In the final bullet point on page 43, you indicate that one factor considered by First Priority’s board was the fact that the combined company would be in a better position to redeem its TARP CPP shares from the U.S. Treasury. Please revise your disclosure to clarify if the board considered the fact that the Treasury has been willing to accept less than full payment for TARP shares, and whether the board considered the fact that any discount would be shared by both current First Priority and Affinity shareholders if the redemption occurs after the merger.

The Company has amended the disclosure on page 43 of Amendment No. 2 to the S-4 to include the following disclosure:

•

That recent auctions of TARP preferred stock by the Treasury may indicate that the Treasury may consider accepting discounted repurchases of TARP preferred stock, which would result in a gain to the issuer based on the amount of the discount; however, at the time that the merger was voted on, only publicly traded companies had been included in this program. The board discussed that if First Priority were permitted and able to repay TARP CPP at a discount following the merger, that Affinity shareholders would share in the gain. The board acknowledged and understood that there was not enough information available to ascertain whether such a discount would be available to First Priority, or whether such a discount would be material to First Priority shareholders. In addition, the board discussed that First

STEVENS & LEE LAWYERS & CONSULTANTS

Mr. Christian Windsor
Securities and Exchange Commission
October 19, 2012
Page 3

Priority may not have the ability to attract the level of new capital necessary to both complete the proposed merger with Affinity and repurchase the shares of its preferred stock issued to the Treasury under the TARP CPP, and doing so would be impracticable and would most likely be dilutive to shareholders. However, the board believed that it was in the best interests of First Priority to complete the merger, and accordingly, understood that in the event that First Priority were able to repurchase the TARP preferred stock at a discount, that Affinity shareholders would share in any benefit.

Certain Material United States Federal Income Tax Consequences…, page 77

5.	Revise this section, including the heading and the first line, to clarify that you have disclosed all material federal income tax consequences of the merger to shareholders of Affinity, other than consequences arising from the shareholder’s status as disclosed later in the first paragraph.

The Company has revised the “Material United States Federal Income Tax Consequences” section of Amendment No. 2 to the S-4, including the heading and the first line, to clarify that it has disclosed all material federal income tax consequences of the merger to shareholders of Affinity, other than consequences arising from the shareholder’s status as disclosed later in the first paragraph as requested by the Staff.

6.	Please revise this section to clarify the portions of the text represent the opinions of counsel as part of the two tax opinion exhibits. Also revise the two opinions to clearly establish that referenced text is part of the opinion. Be sure that the new text reconciles with the related statements in exhibits 8.1 and 8.2. For example, we note that the Barley Snyder letter refers to “assumptions and qualifications set forth in the discussion in the proxy,” however the currently referenced text at this heading does not seem to include any assumptions and qualifications.

As requested by the Staff, (i) the Company has revised the “Material United States Federal Income Tax Consequences” section of Amendment No. 2 to the S-4 to clarify the portions of the text that represent the opinions of counsel as part of the tax opinion exhibits and (ii) each of the tax opinions has been revised to clearly establish that the referenced text is part of the opinion.

First Priority’s Financial Statements

Unaudited Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 162

7.	We note your response to prior comment 19 in our letter dated August 31, 2012. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at December 31, 2011 and as of June 30, 2012.

STEVENS & LEE LAWYERS & CONSULTANTS

Mr. Christian Windsor
Securities and Exchange Commission
October 19, 2012
Page 4

•

Detailed information comparing actual vs forecasted results for the fiscal years ended December 31, 2010 and December 31, 2011 and for the six month period ending June 30, 2012. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized.

•	Provide us with your forecasted projections utilized at both December 31, 2011 (12 month period) and at June 30, 2012 (24 month period), including all assumptions considered;

•	Explain to us the basis for utilizing a twelve month forecast at December 31, 2011 and a twenty-four month forecast at June 30, 2012;

•	Explain to us how core earnings have been determined and reflected within the forecasted projections and the basis for excluding specific expense items; and

•	Detailed information addressing the future reversals and timing of existing taxable temporary differences.

The materials requested by the Staff in response to this comment are being provided to the Staff under separate cover by Stevens & Lee, P.C. on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933. In accordance with Rule 418, return of these materials to the undersigned promptly following completion of the Staff’s review thereof is hereby requested. In addition, under the Freedom of Information Act, as amended (“FOIA”), in accordance with 17 C.F.R. §200.83(b), confidential treatment is hereby requested for the materials, in each case due to the sensitive commercial and financial nature thereof.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 8.1

8.	Revise this opinion to delete the term “certain” from the first line. The opinion must address all of the material federal income tax consequences.

Stevens & Lee has revised its tax opinion to delete the term “certain” as requested by the Staff.

9.	Revise the second sentence of the last paragraph to remove any explicit implication that shareholders may not rely upon this opinion or the material that is supported by this opinion in the registration statement. The opinion may limit reliance as to purpose, but not as to person with regard to the voting shareholders.

STEVENS & LEE LAWYERS & CONSULTANTS

Mr. Christian Windsor
Securities and Exchange Commission
October 19, 2012
Page 5

Stevens & Lee has revised its tax opinion to remove any explicit implication that shareholders may not rely upon the opinion or the material that is supported by the opinion in Amendment No. 2 to the Form S-4 as requested by the Staff.

Exhibit 8.2

10.	Revise at the outset to indicate that the opinion is addressing the material tax consequences of the transaction.

Barley Snyder has revised its tax opinion to indicate that the opinion is addressing the material tax consequences of the merger as requested by the Staff.

Thank you for your attention to this matter. We look forward to working with the Commission to resolve and address these comments expeditiously. If you have further questions or need any further information, please do not hesitate to call me at (610) 478-2184.

Sincerely,

STEVENS & LEE

David W. Swartz

Enclosures

cc:	Mr. David E. Sparks, First Priority Financial Corp.

Kimberly J. Decker, Barley Snyder, LLP